U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Citizens Financial Group, Inc.
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   (Last)                            (First)              (Middle)

One Citizens Plaza
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                                    (Street)

Providence                           RI                     02903
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                    6/21/99
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                                UST Corp. (USTB)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

                                      N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Stock Option (right                                 Common stock, par
to buy)(1)(2)            (3)        (4)             value $0.625 per share 8,541,333     $24.25         D
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
Explanation of Responses:

(1)These securities are owned solely by Citizens Financial Group, Inc., which may be deemed a member of a "group" with The Royal Bank of Scotland plc (which is the 100% owner of Citizens Financial Group, Inc.) and The Royal Bank of Scotland Group plc (which is the 100% owner of The Royal Bank of Scotland plc) for purposes of Section 13(d) of the Exchange Act.

(2) The reporting persons disclaim beneficial ownership of the securities underlying the Stock Option, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of such securities for purposes of Section 16 of the Exchange Act or for any other purpose.

(3) The Stock Option becomes exercisable only upon the occurrence of certain events which relate directly or indirectly to a proposed third party acquisition of a substantial portion of the issuer's business, whether by stock purchase, asset purchase or otherwise (collectively, "Triggering Events").

(4) The Stock Option will expire under certain specified conditions, including
(i) consummation of the merger described in that certain Agreement and Plan of Merger, dated as of June 21, 1999, by and between Citizens Financial Group, Inc. and UST Corp. (the "Merger Agreement"), (ii) termination of the Merger Agreement prior to the occurrence of any Triggering Event, and (iii) 18 months after termination of the Merger Agreement which occurs subsequent to a Triggering Event.


      **Signature of Reporting Person

CITIZENS FINANCIAL GROUP, INC.

By: /s/ Bradford B. Kopp                                      July 1, 1999
---------------------------------------------            -----------------------
Name: Bradford B. Kopp                                           Date
Tile: Executive Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            JOINT FILER INFORMATION

Name:                              The Royal Bank of Scotland plc

Address:                           42 St. Andrew Square
                                   Edinburgh EH2 2YE
                                   Scotland, United Kingdom

Designated Filer:                  Citizens Financial Group, Inc.

Issuer and Ticker Symbol:          UST Corp. (USTB)

Date of Event Requiring Statement: 6/21/99

Signature:                         THE ROYAL BANK OF SCOTLAND PLC

                                   By: /s/ Miller Roy McLean
                                      ---------------------------
                                   Name: Miller Roy McLean
                                   Title: Director, Group Legal & Regulatory
                                          Affairs and Group Secretary


Name:                              The Royal Bank of Scotland Group plc

Address:                           42 St. Andrew Square
                                   Edinburgh EH2 2YE
                                   Scotland, United Kingdom

Designated Filer:                  Citizens Financial Group, Inc.

Issuer and Ticker Symbol:          UST Corp. (USTB)

Date of Event Requiring Statement: 6/21/99

Signature:                         THE ROYAL BANK OF SCOTLAND GROUP PLC

                                   By: /s/ Miller Roy McLean
                                      ---------------------------
                                   Name: Miller Roy McLean
                                   Title: Director, Group Legal & Regulatory
                                          Affairs and Group Secretary